UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

W.R. GRACE & CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38388F108

(CUSIP Number)

David S. Winter

David J. Millstone

40 North Management LLC

9 West 57th Street, 30th Floor

New York, New York 10019

(212) 821-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

April 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons 40 NORTH MANAGEMENT LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,662,275
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,662,275
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,662,275
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons 40 NORTH GP III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,662,275
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,662,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,662,275
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons 40 NORTH LATITUDE MASTER FUND LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,662,275
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,662,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,662,275
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons 40 NORTH LATITUDE FUND LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,662,275
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,662,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,662,275
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons DAVID S. WINTER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,662,275
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,662,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,662,275
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons DAVID J. MILLSTONE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,662,275
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,662,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,662,275
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”) of W.R. Grace & Co., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 7500 Grace Drive, Columbia, Maryland 21044.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of 40 North Management LLC, a Delaware limited liability company (“40 North Management”), 40 North Latitude Fund LP, a Delaware limited partnership (“40 North Latitude Feeder”), 40 North GP III LLC, a Delaware limited liability company (“40 North GP III”), 40 North Latitude Master Fund Ltd., a Cayman Islands exempted company incorporated with limited liability (“40 North Latitude Master”), David S. Winter, an American citizen and David J. Millstone, an American citizen (all of the foregoing, collectively, the “Reporting Persons”).

This statement relates to Shares held by 40 North Latitude Master.

The principal business of each of 40 North Latitude Feeder and 40 North Latitude Master is the making of investments in securities and other assets.  The principal business of 40 North GP III is to serve as general partner of 40 North Latitude Feeder. 40 North Management serves as principal investment manager to 40 North Latitude Feeder and 40 North Latitude Master. As such, 40 North Management has been granted investment discretion over portfolio investments, including the Shares. David S. Winter and David J. Millstone serve as the sole members and principals of each of 40 North Management and 40 North GP III, and as the sole directors of 40 North Latitude Master. The principal business address of all of the Reporting Persons, is 9 West 57th Street, 30th Floor, New York, New York 10019. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Shares reported herein were purchased by 40 North Latitude Master using working capital. The total purchase price for the Shares reported herein was $443,241,701. All or part of the Shares owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and are an attractive investment. The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other stockholders of the Issuer or third parties in connection with the Reporting Persons’ investment in the Issuer. Such potential discussions may include, without limitation, one or more of members of management, members of the board (individually or acting as a whole), other stockholders of the Issuer and other persons to discuss the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These potential discussions may review options for enhancing stockholder value through, among other things, various strategic alternatives or operational or management initiatives. The Reporting Persons may also seek to explore increasing their ownership position in the Issuer, including, without limitation, through open market purchases or an acquisition of Shares from other stockholders.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, concentrations in the portfolios managed by the Reporting Persons, conditions in the securities and other markets and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or otherwise relate to the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  Each of 40 North Management, 40 North Latitude Master, 40 North Latitude Feeder, 40 North GP III, Mr. Winter and Mr. Millstone may be deemed the beneficial owner of all of the Shares reported herein, which represent approximately 9.9% of the Issuer’s outstanding Shares. 40 North Management may be deemed to have sole power to vote and sole power to dispose of all of the Shares, whereas the other Reporting Persons having beneficial ownership may be deemed to have shared power to vote and shared power to dispose of such Shares as they may be deemed to have beneficial ownership of.

The percentage in the immediately foregoing paragraph is calculated based on a total of 67,295,704 Shares outstanding as of March 31, 2018 (based on the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2018).

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) In addition to the Reporting Persons, the limited partners of (or investors in) 40 North Latitude Feeder or its subsidiaries or affiliated entities, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of 40 North Latitude Feeder in accordance with their respective limited partnership interests (or investment percentages).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons may, from time to time, enter into and dispose of options, forward purchase contracts or other derivative transactions with one or more counterparties that are based upon or related to the value of Shares, or otherwise related to the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement by and among 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Fund LP, 40 North Latitude Master Fund Ltd., David S. Winter and David J. Millstone to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 – Transactions in the Shares effected in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 7, 2018	40 NORTH MANAGEMENT LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: May 7, 2018	40 NORTH LATITUDE FUND LP

By 40 North GP III LLC, its General Partner

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: May 7, 2018	40 NORTH LATITUDE MASTER FUND LTD.

By:
/s/ David S. Winter
David S. Winter
Director

By:
/s/ David J. Millstone
David J. Millstone
Director

Date: May 7, 2018	40 NORTH GP III LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: May 7, 2018	DAVID S. WINTER

By:
/s/ David S. Winter

Date: May 7, 2018	DAVID J. MILLSTONE

By:
/s/ David J. Millstone

-13-